CONSOLIDATED EDISON, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                    JUNE                 JUNE
                                                    1999                 1998
                                               ----------           ---------


Earnings
 Net Income for Common Stock                     $721,895             $723,412
 Preferred Dividends                               14,731               18,209
 Federal Income Tax                               709,226              460,170
 Federal Income Tax Deferred                     (272,835)             (60,780)
 Investment Tax Credits Deferred                   (8,594)              (8,770)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,164,423            1,132,241

Fixed Charges*                                    338,967              355,319
                                               ----------           ----------


    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,503,390           $1,487,560
                                               ==========           ==========


* Fixed Charges

 Interest on Long-Term Debt                      $290,520             $303,379
 Amort. of Debt Discount, Premium & Expense        13,771               12,878
 Interest on Component of Rentals                  18,283               18,367
 Other Interest                                    16,393               20,695
                                               ----------           ----------

    Total Fixed Charges                          $338,967             $355,319
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.44                 4.19